To announce the Company's March 2013 revenues Date of events: 2013/04/10 Contents:

1.	Date of occurrence of the event: 2013/04/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ” head office” or ”subsidiaries”): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence: Chunghwa Telecom today announced a 2.2% year-over-year decrease in unaudited consolidated revenue to NT$17.50 billion for March 2013. Operating income decreased by 13.2% to NT$3.45 billion. Income before income tax decreased by 11.8% to NT$3.68 billion. Net income attributable to owners of the parent decreased by 11.6% to NT$2.92 billion, and EPS was NT$0.38. Although mobile voice revenue decreased by 13.2% attributed to fewer working days because of the Chinese New Year vacation in February and lower interconnection revenue resulted from interconnection rate reduction, mobile communications business revenue increased 5.3% year-over-year, mainly due to the growth of mobile value-added service revenue of 43.3% and the hot selling of smartphones which increased handset sales by 13.5%. Broadband access revenue increased by 2.1% mainly due to the continual migration of ADSL subscribers to fiber service. HiNet ISP service revenue also increased by 3.4% year over year. For traditional fixed line services, owing to the mobile substitution and fewer working days in February year-over-year, local service revenue decreased by 14.3%; domestic long distance and international long distance service revenue also decreased by 16.6% and 3.1%, respectively, owing to fewer working days. Operating costs and expenses increased 0.9% year-over-year, mainly due to the increase in costs of goods sold owing to the hot selling of smartphones and higher maintenance fee for broadband service promotion, which offset the lower interconnection expense attributable to fewer working days and interconnection rate reduction.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None